Schneider Electric

Robert Immelé joins Schneider Electric as Head of Strategy and acquisitions

Rueil-Malmaison, March 20, 2007 - Robert Immelé joins Schneider Electric as Head of Strategy and acquisitions. As a partner with Bearing Point (formerly Andersen Business Consulting) since 2001, he advised numerous CAC 40 companies and investment funds on strategy, acquisition and post-acquisition integration issues.

Under Eric Pilaud, Executive VP Strategy, Customers and Technology, Robert Immelé will be responsible for:

- defining the Group's strategy and implementing it throughout the Schneider Electric entities (activities division and operating divisions),
- developing acquisition strategies and supervising their full and proper implementation (management of acquisition and post-acquisition process)
- economic intelligence.

From 1996 to 2001, Robert Immelé earned his stripes in strategic consulting with the Boston Consulting Group in Munich and Paris. Prior to this, he was a research engineer with Rhône-Poulenc (1989 to 1991), then head of production at Praxair, the worldwide industrial gas specialists (1991 and 1995).

Robert Immelé, aged 40, is a graduate of the Ecole Supérieure de Géologie et de Prospection Minière (1989). In 1996, he obtained an MBA from INSEAD.

<u>Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time</u>

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 105,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Phone +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Phone +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

END